EXHIBIT 7.1

                            ASSET PURCHASE AGREEMENT
                            ------------------------

         THIS AGREEMENT is entered into as of January 18, 2002 by and among PDH, INC. an Indiana corporation (the "Purchaser"), and DICKSONHUGHES GROUP, LLC, an Indiana limited liability company (the "Seller"). Purchaser and Seller may collectively be referred to herein as the "Parties." Andrew W. Thimlar ("Thimlar"), Allen E. Hughes ("Hughes"), and S. David Dickson ("Dickson") have executed this Agreement for the limited purposes described in Sections 6 and 9.4.

                                   WITNESSETH:

         WHEREAS, subject to the terms and conditions hereof, Purchaser desires to purchase and Seller desires to sell all of the assets, properties and rights relating to or used or useful in connection with Seller's business of assisting wireless telecommunication companies in acquiring and/or leasing sites for telecommunications facilities and equipment (the "Business");

         NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the mutual agreements set forth herein, the Parties hereto agree as follows:

                                    SECTION 1
                           PURCHASE AND SALE OF ASSETS
                           ---------------------------

         1.1 Sale of Assets. Subject to the provisions of this Agreement, Seller agrees to sell and Purchaser agrees to purchase, on such date (the "Closing Date"), all of Seller's right, title and interest in and to the properties, assets and operations comprising the Business of every kind and description, tangible and intangible, personal or mixed, and wherever located, and all of Seller's goodwill, backlog, customer lists, customer deposits, telephone numbers, trade and product names, proprietary property and products relating to the Business, and all Seller's right, title and interest in and to all other fixed assets and equipment of Seller not used in the Business, except in each case Excluded Assets. All of the assets described or referred to in this Section
1.1 (except Excluded Assets) are hereinafter referred to as the "Subject Assets" and include, without limitation, those assets set forth below:

                 (a) All work-in-process, software and related assets relating to the Business, and all fixed assets, equipment and machinery, computer hardware and fixtures of Seller whether or not relating to the Business, including without limitation those set forth in Schedule 1.1(a) attached hereto and made a part hereof;

                 (b) A complete customer list of the Business's customers current as of the Closing Date;

                 (c) All Intellectual Property (as defined in Section 2.6), which shall specifically include without limitation all of Seller's rights to and in reporting forms, tracking systems, Seller's software licenses and Seller's rights in a copyrighted management system; and

                 (d) To the extent permitted by the terms of each Assumed Contract (as defined below) and applicable law, all outstanding sales proposals, purchase orders, agreements or contracts to provide or receive goods and/or services in connection with the Business, all customer agreements, vendor agreements, commitments, agreements and licenses relating to the Intellectual Property, as set forth in Schedule 1.1(d) attached hereto and made a part hereof (the "Assumed Contracts");

                 (e) All choses in action, causes of action, employment agreements with employees engaged in the Business other than Hughes and Dickson, accounts receivable relating to the Business (the "Accounts Receivable") and other intangible assets as set forth in Schedule 1.1(e) attached hereto and made a part hereof;

                 (f) Prepaid expenses relating to a trade show scheduled to occur after the Closing Date; and

                 (g) A leased telephone system, the purchase price for which shall be paid in full from the Purchase Price.

         1.2 Excluded Assets. Purchaser and Seller agree and acknowledge that notwithstanding anything to the contrary set forth in Section 1.1, Seller is not transferring to Purchaser and Purchaser is not purchasing any of the following property (hereinafter referred to as the "Excluded Assets"):

                 (a) Seller's organizational records and business, tax, and financial records, stationery and business cards, which relate to Seller generally or solely to the Seller's commercial real estate business;

                 (b) Cash and cash equivalents, tax refunds, insurance proceeds and prepaid expenses (except as provided in Section 1.1(f));

                 (c) Any and all assets relating solely to Seller's commercial real estate business (other than fixed assets, equipment, computer hardware, and fixtures), including but not limited to listing agreements and any proceeds thereof;

                 (d) Rights of Seller under a certain Franchise Agreement with The Prudential Real Estate Affiliates, Inc. ("Prudential") (the "Prudential Franchise"), including rights to use the name Prudential and any Service Marks, trademarks, or logos licensed to Seller under the Prudential Franchise;

                 (e) The assumed name "Prudential DicksonHughes Commercial Services"; and

                 (f) Seller's website and URL.

         1.3 Assumption of Liabilities It is expressly understood and agreed that Purchaser is not assuming or becoming liable for any liabilities of Seller of any kind or nature at any time existing or asserted, whether known or unknown, fixed, contingent or otherwise not specifically assumed herein by Purchaser. Notwithstanding the foregoing, upon the sale and purchase of the Subject Assets, Purchaser shall accept and assume and, as the case may be, pay, discharge, perform and observe in the ordinary course, the following, and only the following liabilities, duties and obligations (the "Assumed Liabilities"):

                 (a) All of Seller's rights and executory obligations under the Assumed Contracts to be performed after the Closing Date (excluding any obligations or liabilities of Seller under any Assumed Contract that were to have been performed, fulfilled or satisfied on or prior to the Closing Date).

                 (b) From and after the Closing Date, Purchaser may employ for the operation of the Business those employees of Seller as listed in Schedule 1.3(b) attached hereto and made a part hereof, and shall be responsible for the payment of all wages and expenses of such personnel hired by it, (excluding any obligations or liabilities of Seller that were to have been performed, fulfilled or satisfied on or prior to the Closing Date).

         1.4 Excluded Liabilities. The liabilities and obligations of Seller, whether fixed, contingent, known or unknown and whether existing as of the Closing Date or arising thereafter which are not specifically assumed by Purchaser under Section 1.3 of this Agreement are hereinafter referred to as the "Excluded Liabilities." Seller hereby acknowledges and agrees that, except for the Assumed Liabilities, Purchaser is not assuming or becoming liable for, and Seller shall remain exclusively liable for, all of the Excluded Liabilities.

         1.5 Purchase Price. In consideration of the sale by Seller to Purchaser of the Subject Assets, and subject to the other terms and conditions contained herein, Purchaser agrees to pay, subject to the adjustments described below, the sum of Seven Hundred Forty Thousand Two Hundred Seven Dollars ($740,207.00) (the "Purchase Price"):

                 (a) On January 22, 2002, Purchaser will pay the Purchase Price in full to or for the account of Seller by certified or cashier's check, or wire transfer, as directed by Seller. Purchaser and Seller hereby agree to allocate the Purchase Price, as set forth on Schedule 1.5(a) attached hereto and made a part hereof, among the classes of Subject Assets and to file its federal income tax returns and its other tax returns reflecting such allocation, including Form 8594 and any other reports required by Section 1060 of the Internal Revenue Code of 1986, as amended ("Code"); and

                  (b) As of the Closing Date, the Accounts Receivable acquired by Purchaser are assumed to be one hundred percent (100%) collectible. Upon acquisition of the Accounts Receivable, Purchaser shall for a period of one hundred fifty (150) days after the Date of Closing ("Collection Period") make reasonable efforts, in the ordinary course of business, to collect the Accounts Receivable. Promptly after completion of the Collection Period, Purchaser shall reassign to Seller or its designee any Accounts Receivable (including all relevant records) that it has been unable to collect during the Collection Period. The amount of Accounts Receivable reassigned to Seller shall decrease the Purchase Price on a dollar-for-dollar basis and Seller shall pay such decreased amount promptly to Purchaser; provided, however, that no decrease in the Purchase Price shall occur until and unless the amounts of such Accounts Receivable not collected during the Collection Period exceeds Twenty-Five Thousand Dollars ($25,000.00).

         1.6. Transfer of Subject Assets. On the Closing Date, Seller shall deliver or cause to be delivered to Purchaser good and sufficient instruments of transfer, transferring to Purchaser title to all of the Subject Assets. Such instruments of transfer (a) shall be in the form and will contain the warranties, covenants and other provisions (not inconsistent with the provisions hereof) which are usual and customary for transferring the type of property involved under the laws of the jurisdictions applicable to such transfers, (b) shall be in form and substance reasonably satisfactory to Purchaser and its counsel, and (c) except as otherwise provided in this Agreement, shall effectively vest in Purchaser good and marketable title to all the Subject Assets free and clear of all licenses, liens, encumbrances, mortgages and security interests whatsoever (collectively "Liens") other than Assumed Liabilities. To the extent allowed under each Assumed Contract and to the extent allowed by law, on the Closing Date, Seller shall also deliver or cause to be delivered to Purchaser all of the Assumed Contracts and such assignments thereof as are necessary to assure Purchaser their full and useful benefit. Notwithstanding the foregoing, however, the parties acknowledge that Seller shall have no obligation at or after Closing to obtain or deliver to Purchaser any consents required under the Assumed Contracts in connection with the transactions described in this Agreement. Seller and Purchaser shall at and subsequent to the Closing Date cooperate in the transition of the Business and the Assumed Contracts to Purchaser, including any commercially reasonable efforts to maintain the goodwill and business of customers of the Business.

         1.7 Related Agreements. On the Closing Date, Purchaser and Seller shall have entered into: (a) the Bill of Sale (Exhibit A) made by Seller in favor of Purchaser (b) any other agreements necessary to the consummation of this Agreement and the operation of the Business, which collectively are referred to herein as the "Related Agreements." The Parties, Thimlar, Dickson, and Hughes agree to consider and negotiate in good faith within a reasonable period after closing the terms of their employment or other involvement in the Business. In no event, however, shall Thimlar perform or be required to perform, directly or indirectly, for and on behalf of the Purchaser or any affiliate, any services relating to construction or maintenance of telecommunication facilities.

                                    SECTION 2
                     SELLER'S REPRESENTATIONS AND WARRANTIES
                     ---------------------------------------

         As a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby makes to Purchaser the representations, warranties and covenants contained in this
Section 2 as of the date of this Agreement and such representations and warranties shall be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement, throughout this Section 2).

         2.1 Organization of Seller. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of Indiana, with full power and authority to own or lease its properties and to conduct the Business in the manner and in the places where such properties are owned or leased or such business is currently conducted. Seller is duly qualified to conduct the Business in all states in which the failure to so qualify would have a material adverse effect on the Business.

         2.2 Authority of Seller. Seller has the full right, authority and power to enter into this Agreement and each agreement, document and instrument to be executed and delivered by or on behalf of Seller pursuant to this Agreement (the "Seller Documents") and to carry out the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and Seller Documents have been duly authorized by all necessary action of Seller and its members or other persons with any interests therein and no other action on the part of Seller is required in connection therewith. This Agreement and Seller Documents executed and delivered by Seller pursuant to this Agreement constitute, or when executed and delivered will constitute, valid and binding obligations of Seller enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights. The execution, delivery and performance by Seller of this Agreement, Seller Documents and the consummation of the transactions contemplated hereby or thereby:

                 (a) Does not and will not violate any provision of the organizational documents or operating agreement of Seller, in each case as amended to date;

                 (b) Does not and will not violate any laws of the United States, or any state or other jurisdiction applicable to Seller or (subject to the provisions of Sections 1.6 and 7.2(a)(iv)) require Seller to obtain any approval, consent or waiver of, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made;

                 (c) Subject to the provisions of Sections 1.6, 7.2(a)(iv) and 7.2(a)(v)does not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of any indenture, loan or credit agreement or any other agreement, contract instrument mortgage, lien, lease, permit authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which Seller is a party or by which any of the property of Seller is bound or affected, or result in the creation or imposition of any Lien (except for Assumed Liabilities) on any of the Subject Assets. The officers or agents of Seller who execute this Agreement and Seller Documents contemplated hereby on behalf of Seller have and shall have all requisite power to do so in the name of and on behalf of Seller.

The representations and warranties of Seller in this Section 2.2 are subject to the execution and delivery of releases of the Comerica Lien and the Thimlar Lien as described in Section 7.2(a)(iv), and to the provisions regarding Assumed Contracts described in Section 1.6.

         2.3 Absence of Restrictions. Seller has made no other agreement with any other party with respect to the sale or any other disposition or encumbrance of the Business or the Subject Assets.

         2.4 Title to Assets; Physical Condition of Assets. Subject to the provisions of Section 1.6, Section 7.2(a)(iv) and Section 7.2(a)(v), Seller has good, marketable and indefeasible title to all of the Subject Assets, free and clear of all claims, liabilities, restrictions and Liens. Upon the sale, assignment, transfer and delivery of the Subject Assets to Purchaser under and in accordance with this Agreement and Seller Documents, there will be vested in Purchaser good, marketable and indefeasible title to the Subject Assets, free and clear of all Liens. The Subject Assets: (i) include all assets and properties used or held for use by Seller to conduct the Business as currently conducted; and (ii) include all assets and properties necessary for Purchaser to operate the Business in the same manner as Seller. The Parties agree that the physical condition of the fixed assets shall be and that the Subject Assets shall be delivered on an "as-is, where is" basis.

         2.5 Seller's Business Operations. Seller has no liabilities of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown (including without limitation liabilities as guarantor or otherwise with respect to obligations of others, or liabilities for taxes due or then accrued or to become due or contingent or potential liabilities relating to activities of the Business or the conduct of the Business) which will materially and adversely affect the conduct of the Business subsequent to Closing, except liabilities (including Assumed Contracts) disclosed in this Agreement and liabilities relating to bona fide accounts payable to third party trade creditors.

         2.6      Intellectual Property.

         (a) Seller has exclusive ownership of, or valid license or authority to use, all copyrights, trade secrets, know how, computer software, licenses, trademarks, service marks, trade or product names, company names, logos, customer lists, mailing lists, sales and advertising material, engineering information, technology, development rights, drawings and designs, customer specifications, supplier information, systems, data compilations, research results or other proprietary rights, other than Excluded Assets and subject to any existing rights of third parties (collectively, "Intellectual Property") used in the Business as presently conducted, including but not limited to those set forth in Schedule 2.6(a) attached hereto and made a part hereof. The Intellectual Property is freely transferable to Purchaser and constitutes all of the technology, proprietary rights and intellectual property necessary in order for Purchaser to operate the Business in the ordinary course as presently conducted and perform the Assumed Contracts in accordance with their terms. Seller has the non-exclusive right to use, free and clear of claims or rights of other persons, all of the Intellectual Property without payments to or consents from any other party.

         (b) All licenses or other agreements (if any) under which Seller is granted rights in any of the Intellectual Property are in full force and effect and there is no material default by any party thereto. The licensors under said licenses and other agreements (if any) have and had all requisite power and authority to grant the rights purported to be conferred thereby. True and complete copies of all such licenses or other agreements, and any amendments thereto (if any) have been provided on Schedule 2.6(b) attached hereto.

         (c) To the knowledge of Seller, neither the Business nor Seller's use of any Intellectual Property infringes any rights of any other person. With regard to the Business, Seller is not to Seller's knowledge making unauthorized use of any confidential information or trade secrets of any person, including without limitation any former employer or any past or present employee of Seller.

         2.7 Assumed Contracts. All of the Assumed Contracts have been entered into in the ordinary course of business, are in full force and effect and have not been amended, extended or otherwise modified (whether orally or in writing), except for amendments, extensions, and modifications made in the ordinary course of business consistent with past practices of the Business. Neither Seller nor any other party thereto is in default under any such Assumed Contracts (a "default" being defined for purposes hereof as an actual default, other than late payment of an Account Receivable, or any set of facts which would, upon receipt of notice or passage of time or both, constitute a default, other than late payment of an Account Receivable). Seller is not a party to or subject to any contract or agreement that will impose any material obligations on Purchaser (except for the obligations to be performed under the Assumed Contracts in the ordinary course of business) or otherwise materially impair the value of the Subject Assets after the Closing Date. All of the terms of each Assumed Contract as amended, are set forth in writing and true and complete written copies of all of the Assumed Contracts have been provided to Purchaser.

         2.8 No Litigation; Compliance. There is no litigation or governmental or administrative proceeding or investigation pending or, to Seller's knowledge, threatened against Seller or any of its affiliates which may have an adverse effect on the Business or the Subject Assets subsequent to Closing, or which would prevent the consummation of the transactions contemplated by this Agreement or the Related Agreements. Seller has not received notice of any violation or alleged violation of any applicable statute, ordinance, order, rule or regulation.

         2.9 Taxes. Seller has paid or caused to be paid any and all federal, state, local, foreign and other taxes, and all deficiencies, or other additions to tax, interest, fines and penalties that are due and payable by Seller through the Closing Date, whether disputed or not. Seller has, in accordance with all applicable law, filed all federal, state, local, foreign and other tax returns required to be filed by Seller through the Closing Date, and all such returns correctly and accurately set forth the amount of any taxes relating to the applicable period. There is no unassessed tax deficiency proposed or threatened against the Business. None of the Subject Assets are or will be subject to any lien or encumbrance for taxes which are past due or which became payable or accrued on or prior to the Closing Date.

         2.10 Insurance. The liability and casualty insurance policies pertaining to the Business are in full force and effect. All premiums due to the date hereto have been paid in full and such policies will remain in effect through the Closing Date. All such policies have been issued by reputable insurance companies which are actively engaged in the insurance business and authorized to issue policies in Seller's jurisdiction(s) of business operation.

         2.11 Warranty or Other Claims. There are no existing or threatened malpractice, errors or omissions, warranty or other similar claims against Seller for products or services relating to the Business or any Subject Asset. Seller shall be responsible for any malpractice claims, errors or omissions claims, warranty claims or any other claims relating to Business products or services that it sold or provided prior to the Closing Date.

         2.12     Environmental Matters.

                 (a) In regards to the Business, (i) Seller has no liability under, nor has it violated, any Environmental Law; (ii) any property owned, operated, leased, or used by Seller, and any facilities and operations thereon, are presently in compliance with all applicable Environmental Laws; (iii) Seller has never entered into or been subject to any judgment, consent decree, compliance order, or administrative order with respect to any environmental or health and safety matter or received any request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any environmental or health and safety matter or the enforcement of any Environmental Law; and (iv) none of the items enumerated in clause (iii) of this subsection will to the knowledge of Seller be forthcoming.

                 (b) Schedule 2.12(b) attached hereto and made a part hereof sets forth copies of all documents, records and information available to Seller concerning any environmental or health and safety matter relevant to the Business, whether generated by Seller or others, including without limitation environmental audits, environmental risk assessments, site assessments, documentation regarding off-site disposal of Hazardous Materials, spill control plans and reports, correspondence, permits, licenses, approvals, consents and other authorizations related to environmental or health and safety matters issued by any governmental agency.

                 (c) For purposes of this Section, (i) "Hazardous Material" shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, contaminant or other substance which may pose a threat to the environment or to human health or safety, as defined or regulated under any Environmental Law; (ii) "Hazardous Waste", shall mean and include any hazardous waste as defined or regulated under any Environmental Law; (iii) "Environmental Law" shall mean any environmental or health and safety-related law, regulation, rule, ordinance, or by-law at the foreign, federal, state, or local level, whether existing as of the date hereof, previously enforced, or subsequently enacted; and (iv) "Seller" shall mean and include Seller and all other entities for whose conduct Seller is or may be held responsible under any Environmental Law.

         2.13     Permits, Consents.

                 (a) Schedule 2.13(a) attached hereto and made a part hereof lists all permits, registrations, licenses, franchises, authorizations, certifications and other approvals (collectively, the "Approvals") that are necessary for the conduct of the Business. Seller has obtained all such Approvals, which are valid and in full force and effect and is operating in compliance therewith. Such Approvals include but are not limited to those required under federal, state or local statutes, ordinances, orders, requirements, rules, regulations or laws pertaining to environmental protection, public health and safety, worker health and safety, buildings, highways or zoning. To the extent allowed by applicable law, all such Approvals will be available and assigned to Purchaser and remain in full force and effect upon Purchaser's acquisition of the Subject Assets, and (subject to the provisions of Section 5.4) no further Approvals will be required in order for Purchaser to conduct the Business subsequent to the Closing Date.

                  (b) Except for the releases of the Comerica Lien and the Thimlar Lien, and except for consents of third parties under the Assumed Contracts, no approval, consent, authorization, notification or exemption from or filing with any person or entity not a party to this Agreement (collectively, the "Consents") is required to be obtained or made by Seller in connection with the execution and delivery of this Agreement and Seller Documents or the consummation of the transactions contemplated hereby and thereby, including, without limitation, any Consent necessary to permit Purchaser's continuation of the Business or any Consent necessary for Seller's effective transfer of each of the Subject Assets, or assignment of each of the Assumed Contracts (without triggering a breach, default, termination or other modification in any such Assumed Contract) to Purchaser.

         2.14 Finder's Fee. Purchaser shall not become liable for any broker's commission or finder's fee relating to or in connection with the transaction contemplated by this Agreement or the Related Agreements.

         2.15 Transactions with Interested Persons. Neither Seller nor any principal, officer, supervisory employee or director of Seller or any of their respective spouses or family members owns directly or indirectly, on an individual or joint basis, any material interest in, or serves as an officer or director or in another similar capacity of, any competitor or supplier of Seller, or any organization which has a material contract or arrangement with Seller.

         2.16 Collectibility of Accounts Receivable. All of the Accounts Receivable of Seller are or will be as of the Closing Date bona fide, valid and enforceable claims not subject to any setoffs or counterclaims and are collectible in accordance with their terms. Seller has no accounts or loans receivable from any person, firm or corporation which is affiliated with Seller or from any director, officer or employee of Seller, or from any of their respective spouses or family members (excluding travel advances).

         2.17 Customers. Schedule 2.17(a) attached hereto and made a part hereof sets forth the customers that have ordered more than $1,000.00 during the twelve
(12) months ended December 31, 2001 (collectively, the "Customers").

                                    SECTION 3
                  REPRESENTATIONS AND WARRANTIES OF PURCHASER
                  -------------------------------------------

         As a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Purchaser hereby makes the representations and warranties to Seller contained in this Section 3. The statements contained in this Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout Section 3).

         3.1 Organization of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana with full corporate power to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted.

         3.2 Authority of Purchaser. Purchaser has full right, authority and power to enter into this Agreement and each agreement, document and instrument to be executed and delivered by Purchaser pursuant to this Agreement (the "Purchaser Documents") and to carry out the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and Purchaser Documents have been duly authorized by all necessary action of Purchaser and no other action on the part of Purchaser is required in connection therewith. This Agreement and Purchaser Documents executed and delivered by Purchaser pursuant to this Agreement constitute, or when executed and delivered will constitute, valid and binding obligations of Purchaser enforceable in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditor's rights. The execution, delivery and performance by Purchaser of this Agreement and Purchaser Documents and the consummation of the transactions contemplated hereby or thereby:

         (a) does not and will not violate any provision of the Articles of Incorporation or By-laws of Purchaser, in each case as amended to date;

         (b) does not and will not violate any laws of the United States, or any state or other jurisdiction applicable to Purchaser or require Purchaser to obtain any material approval, consent or waiver of, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made; and

         (c) does not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of any indenture or loan or credit agreement or any other agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction decree, determination or arbitration award to which Purchaser is a party and which is material to the business and financial condition of Purchaser.

The officers or agents who execute this Agreement and the Related Agreements on behalf of Purchaser have and shall have all requisite power to do so in the name of and on behalf of Purchaser.

3.3 No Litigation. There is no litigation or governmental or administrative proceeding or investigation pending or, to Purchaser's knowledge, threatened against Purchaser or any of his affiliates which may have a material adverse effect on business of Purchaser in the aggregate, or which would prevent or hinder the consummation of the transactions contemplated by this Agreement or the Related Agreements.


                                    SECTION 4
                              PRE-CLOSING COVENANTS
                              ---------------------

         The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

         4.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

         4.2 Ordinary Course of Business. Seller will not engage in any practice, take any action, embark on any course of inaction, or enter into any transaction outside the ordinary course of business relating to the Business.

         4.3 Preservation of Business. Seller will use commercially reasonable efforts to keep the Business and properties of Seller substantially intact, including its present operations, physical facilities, working conditions and relationships with lessors, licensors, suppliers, customers and employees.


                                    SECTION 5
                RIGHTS AND OBLIGATIONS SUBSEQUENT TO CLOSING DATE
                -------------------------------------------------

         5.1 Further Assurances. Subject to the provisions of Section 1.3, Seller, from time to time after the Closing Date at the request of Purchaser and without further consideration, shall execute and deliver further instruments of transfer and assignment and take such other action as Purchaser may reasonably require to more effectively transfer and assign to, and invest in, Purchaser each of the Subject Assets. Nothing herein shall be deemed a waiver by Purchaser of its right to receive on the Closing Date an effective assignment of each of the Assumed Contracts, subject to the provisions of Section 1.3.

         5.2 Collection of Assets. Subsequent to the Closing Date, Purchaser shall have the right and authority to collect all Accounts Receivable and other items transferred and assigned to it by Seller and Seller agree hereunder to endorse with the name of Seller any checks received on account of such receivables or other items, and Seller agrees that it will promptly transfer or deliver to Purchaser from time to time any property that Seller may receive with respect to any claims, contracts, licenses, leases, commitments, sales orders, purchase orders, or any other items included in the Subject Assets.

         5.3 Names and Marks. Subsequent to the Closing Date, Purchaser shall not use in connection with the Business or otherwise any names or marks containing the word "Prudential" or any service marks or logos licensed by Seller under the Prudential Franchise Agreement, and shall not use any other corporate, business or assumed name, or name or mark containing the names "Dickson", and/or "Hughes" without the prior written consent of Seller.

         5.4 Assignment of Real Estate Licenses. Subsequent to the Closing Date, Seller shall effect the assignment of all real estate licenses of Purchaser's employees engaged in the Business to Dickson as Purchaser's principal broker.

                                    SECTION 6
                        NONCOMPETITION, CONFIDENTIAL1TY,
                        AND NON-SOLICITATION OF EMPLOYEES
                        ---------------------------------

         6.1 Definitions. For purposes of this Section 6, the following terms shall have the meanings indicated below:

         (a) "Telecommunications Services" shall mean the services of assisting wireless telecommunications companies in acquiring and/or leasing sites for telecommunications facilities and equipment;


         (b) A "current customer" of Seller shall mean any person or entity to which Seller shall have provided any Telecommunications Services at any time within a period of one (1) year prior to the Closing Date;

         (c) A "prospective customer" of Seller shall mean any person or entity which, at any time during the six (6) month period prior to the Closing Date, has been engaged in active contact or discussion with Seller, or to which Seller has submitted or from which Seller has received a quote, bid, or proposal, in connection with the potential provision of Telecommunications Services by Seller;

         6.2 Noncompetition. Seller, Thimlar, Hughes and Dickson, each and individually, agree that for a period of three (3) years as to Thimlar and Seller, and one (1) year as to Hughes and Dickson, all from the Closing Date, Seller, Thimlar, Hughes and Dickson will not directly or indirectly, for themselves, individually or in concert, or for another person, proprietorship, partnership, corporation, or trust, or any other entity, as an individual or as an owner, employee, agent, officer, director, trustee, or in any other capacity:

         (a) Engage in, whether as employee, owner, manager, operator, or by direct or indirect control, a business providing Telecommunications Services within the State of Indiana;

         (b) Market, solicit, or participate, or aid in the marketing or solicitation of Seller's current or prospective customers with respect to providing Telecommunications Services;

         (c) Solicit, aid or participate in the solicitation, including allowing the use of their name in connection with the solicitation of, Seller's current or prospective customers with respect to providing any Telecommunications Services;

         (d) Provide any Telecommunications Services to any of Seller's current or prospective customers; or

         (e) Solicit or contact or aid or participate in the contact, including allowing the use of their name in connection with the contact of, Seller's or Purchaser's employees, for the purpose of inducing them to terminate their employment with Purchaser.

         Provided; however, that Hughes and Dickson, but not Thimlar, may, without violation of this section, provide Telecommunications Services as a full-time (and not temporary) employee of a company (for example, Voicestream, Cellular One, Verizon) directly engaged in providing cellular telephone, personal communications service, or other wireless or other telecommunications services to its direct customers, provided that such Telecommunications Services are exclusively for such company.

         6.3 Confidentiality. For a period of three (3) years as to Thimlar and Seller, and one (1) year as to Hughes and Dickson, all from the Closing Date, Seller, Thimlar, Hughes and Dickson, individually or in concert, shall not directly or indirectly furnish, divulge, reveal, report, publish or disclose (other than as may be required under applicable law) any Confidential Information (as hereinafter defined) to any person, firm, corporation or other entity, or use (or assist any person to use) such Confidential Information. For purposes of this Agreement, the term "Confidential Information" means all information or material not generally known to the public, which gives Purchaser or any of its affiliates some competitive business advantage or the opportunity of obtaining such advantage, or the disclosure of which could be detrimental to the interests of Purchaser or any of its affiliates, including without limitation, trade secrets, inventions, file data, documentation, diagrams, specifications, know how, models, customer lists, sales representative lists, proprietary information, marketing techniques and materials, marketing and development plans, price lists, pricing policies, business plans, supplier relationships and agreements, financial information and projections, and employee files. "Confidential Information" also includes any information described above which Purchaser or any of its affiliates obtains from another party and which Purchaser or any of its affiliates treats as proprietary or designates as Confidential Information, whether or not owned or developed by Purchaser or any of its affiliates.

         6.4 Scope of Agreement. The Parties acknowledge that the time, scope, geographic area and other provisions of this Section 6 of this Agreement have been specifically negotiated by sophisticated commercial parties and agree that
(i) all such provisions are reasonable under the circumstances of the transactions contemplated by this Agreement, and (ii) are given as an integral and essential part of the transactions contemplated by this Agreement. The Parties have each consulted with counsel and has been advised in all respects concerning the reasonableness and proprietary of the covenants contained herein.

         6.5 Specific Performance; Severability.The parties agree that in the event of a breach of any of these covenants and prohibitions, Purchaser shall suffer immediate, immeasurable, and irreparable harm and damage, and accordingly the parties agree as follows:

         (a) These covenants shall be construed as agreements independent of any other provision of this Agreement, and the existence of any claim or cause of action the Seller, Thimlar, Hughes and Dickson may take against Purchaser, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of these covenants by Purchaser;

         (b) In the event of a violation of any of these covenants, the terms of all covenants shall be automatically extended for a period equal to the violation;

         (c) Purchaser shall be entitled to recover reasonable attorney's fees incurred in the enforcement of these covenants; and

         (d) Each covenant is separate and distinct from every other covenant, and in the event of the invalidity of any one covenant, the remaining obligations shall be deemed independent and enforceable.


                                    SECTION 7
                                     CLOSING
                                     -------

         7.1 Time. The Closing hereunder shall occur on or before January 18, 2002.

         7.2 Deliveries.

                 (a) At the Closing, Purchaser shall receive all of the following, in form and substance reasonably satisfactory to Purchaser (it being agreed by Purchaser that the documents attached hereto as exhibits are satisfactory in form to Purchaser):

                          (i) a bill of sale and assignment for the Personal Property in the form of Exhibit A reasonably acceptable to Purchaser (the "Bill of Sale"), executed by Seller;

                           (ii) a certified copy of resolutions of the Manager
                          of Seller authorizing the execution, delivery and performance of this Agreement and the Related Agreements to which Seller is a party;

                          (iii) the Related Agreements identified in Section
                          1.7;

                          (iv) releases by Comerica Bank and Thimlar of their respective security interests in the Subject Assets; and

                          (v) evidence satisfactory to Purchaser of the payment of the balance due by Seller for the leased telephone system, as provided in Section 1.1.

                 (b) Seller shall have received from Purchaser all of the following, in form and substance reasonably satisfactory to Seller (it being agreed by Seller that the documents attached hereto as exhibits are satisfactory in form to Seller):

                          (i)   payment of the Purchase Price;

                          (ii) a certified copy of resolutions of the Board of Directors of Purchaser authorizing the execution, delivery and performance of this Agreement and the Related Agreements to which Purchaser is a party; and

                          (iii) the Related Agreements identified in Section
                          1.7;

                                    SECTION 8
                                     WAIVER
                                     ------

         Each party hereto may, at any time or times, at its election, waive any of the conditions to its obligations hereunder by a written waiver expressly detailing the extent of such waiver (and no other waiver or alleged waiver by such party shall be effective for any purpose.) No such waiver shall reduce the rights or remedies of such party by reason of any breach by the other party or parties of any of its or their obligations hereunder.

                                    SECTION 9
                                 INDEMNIFICATION
                                 ---------------

         9.1 Indemnification by Seller. In addition to and in no way limiting any other provisions of this Agreement:

                 (a) Seller hereby agrees subsequent to the Closing Date to indemnify and hold Purchaser and persons serving as shareholders, officers, directors, employees or agents thereof (individually a "Purchaser Indemnified Party" and collectively, the "Purchaser Indemnified Parties") harmless from, and against any damages, liabilities, losses, taxes, fines, penalties, costs, and expenses (including, without limitation, reasonable fees of counsel) (collectively, "Purchaser Indemnified Losses") of any kind or nature whatsoever (whether or not arising out of third party claims and including all amounts paid in investigation, defense or settlement of the foregoing) which may be sustained or suffered by any of them arising out of or based upon any of the following matters:

                          (i) fraud or intentional misrepresentation by Seller in or of any of its representations, warranties or covenants under this Agreement or any Related Agreement or in any certificate, schedule, exhibit or financial statement delivered pursuant hereto or thereto;

                           (ii) any other breach of any representation, warranty
                          or covenant of Seller under this Agreement or any Related Agreement or in any certificate, schedule, exhibit or financial statement delivered pursuant hereto or thereto, or by reason of any claim, action or proceedings asserted or instituted growing out of any matter or thing constituting a breach of such representations or warranties or covenants or any conduct by Seller or any affiliate of the Business or performance by Seller or any affiliate under any Assumed Contract prior to closing; and

                          (iii) any liability obligation of Seller relating to any Excluded Liabilities.

                  (b) Notwithstanding the foregoing, the right of Purchaser Indemnified Parties to indemnification under subsection 9.1(a) shall be subject to the following provisions:

                          (i) no indemnification pursuant to Subsection 9.1(a) shall be payable to any Purchaser Indemnified Party unless the total of Purchaser Indemnified Losses pursuant to Subsection 9.1(a) shall exceed Twenty-Five Thousand and 00/100 Dollars ($25,000.00) in the aggregate, whereupon the full amount of such claims in excess of Twenty-Five Thousand and 00/100 Purchaser Indemnified Losses that result from or relate to a breach of Sections 2.4 and 2.9 of this Agreement by Seller; and (ii) Purchaser Indemnified Losses under
                          Section 9.1(a)(i), shall entitle Purchaser to recover such Purchaser Indemnified Losses dollar for dollar without regard to the Twenty-Five Thousand and 00/100 Dollars ($25,000.00) threshold;

                          (ii) the indemnification obligations of Seller with respect to claims pursuant to Subsections 9.1(a)(ii) and 9.1(a)(iii) shall be limited in the aggregate to the Purchase Price (the "Indemnification Cap"); and

                          (iii) no indemnification shall be payable to a Purchaser Indemnified Party with respect to a claim asserted pursuant to Subsection 9.1(a) at any time after the date two (2) years subsequent to the Closing Date (the "Indemnification Termination Date"); provided however, that any written claims made by Purchaser Indemnified Parties pursuant to Section 9.1
                          (a) prior to the Indemnification Termination Date which have not been resolved prior to the Indemnification Termination Date may be pursued and resolved after the Indemnification Termination Date. Notwithstanding the foregoing, the two (2) year survival period shall not apply to breaches of Section 2.4.

         The provisions of Section 9.1(b)(i) shall not apply to nonpayment of Accounts Receivable subsequent to Closing, which shall be subject to the provisions of Section 1.5(b), and any reassignment of Accounts Receivable under
Section 1.5(b) shall not be applied against the threshold in Section 9.1(b)(i).

         9.2 Indemnification by Purchaser.

                 (a) Purchaser agrees subsequent to the Closing Date to indemnify and hold Seller and persons serving as shareholders, officers, directors, employees or agents thereof (individually a "Seller Indemnified Party" and collectively the "Seller Indemnified Parties") harmless from and against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses (including without limitation, reasonable fees of counsel) ("Seller Indemnified Losses") of any kind or nature whatsoever (whether or not arising out of third party claims and including all amounts paid in investigation, defense or settlement of the foregoing) which may be sustained or suffered by any of them arising out of or based upon any of the following matters:

                          (i) fraud or intentional misrepresentation by Purchaser in or of any of its representations, warranties or covenants under this Agreement or any Related Agreements or in any certificate, schedule, exhibit or financial statement delivered pursuant hereto or thereto; and

                          (ii) any other breach of any representation, warranty or covenant of Purchaser under this Agreement or any Related Agreements or in any certificate, schedule, exhibit or financial statement delivered pursuant hereto, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting a breach of such representations, warranties or covenants, or any conduct by Purchaser or any affiliate of the Business or performance by Purchaser or any affiliate under any Assumed Contract subsequent to Closing.

                 (b) Notwithstanding the foregoing, the right of Seller Indemnified Parties to indemnification under Subsection 9.2(a) shall be subject to the following provisions:

                          (i) no indemnification pursuant to Subsection 9.2(a) shall be payable to a Seller Indemnified Party unless the total of all Seller Indemnified Losses pursuant to Subsection 9.2(a) shall exceed Twenty-Five Thousand and 00/100 Dollars ($25,000.00) in the aggregate, whereupon the full amount of such Seller Indemnified Losses in excess of Twenty-Five Thousand and 00/100 Dollars ($25,000.00) shall be recoverable; provided however, that (i) Seller Indemnified Losses that result from or relate to a breach of Section 9.2(a)(i) shall entitle Seller Indemnified Parties to recover such Seller Indemnified Losses dollar for dollar without regard to the Twenty-Five Thousand and 00/100 Dollars ($25,000.00) threshold, provided, however, that the threshold amount shall not apply to any obligation of the Purchaser to pay the Purchase Price;

                          (ii) the indemnification obligations of Purchaser hereunder with respect to claims pursuant to Section 9.2(a)(ii) shall be limited in the aggregate to the Indemnification Cap; and

                          (iii) no indemnification shall be payable to a Seller Indemnified Party with respect to a claim asserted pursuant to Section 9.2(a) at any time after the Indemnification Termination Date, which as to the Purchaser shall be the date two (2) years after the Closing Date; provided however, that any written claims made by Seller Indemnified Parties pursuant to
                          Section 9.2(a) prior to the Indemnification
                          Termination Date which have not been resolved prior to the Indemnification Termination Date may be pursued and resolved after the Indemnification Termination Date.

         9.3 Notice: Defense of Claims. If indemnification is sought for a claim or liability asserted by a third party, the indemnified party shall give written notice thereof to the indemnifying party within ten (10) days after it receives notice of the claim or liability being asserted, but the failure to do so shall not relieve the indemnifying party from any liability except to the extent that it is prejudiced by the failure or delay in giving such notice. Such notice shall summarize the basis for the claim for indemnification and any claim or liability being asserted by the third party. Within ten (10) days after receiving such notice, the indemnifying party shall give written notice to the indemnified party stating whether it will defend against any third party claim or liability at its own cost and expense. If the indemnifying party gives notice to the indemnified party of its intent to defend such claim within such ten (10) day period, the indemnifying party shall be entitled to direct the defense against the third party claim or liability with counsel selected by it (subject to the consent of the indemnified party, which consent shall not be unreasonably withheld) as long as the indemnifying party is conducting a good faith defense. The indemnified party shall at all times have the right to fully participate in the defense of a third party claim or liability at its own expense directly or through counsel; provided however, that if the named parties to the action or proceeding include both the indemnifying party and the indemnified party and the indemnified party is advised by its counsel that representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the indemnified party may engage separate counsel at the expense of the indemnifying party. If no such notice of intent to defend a third party claim or liability is given by the indemnifying party, or if such good faith defense is not being or ceases to be conducted by the indemnifying party, the indemnified party shall have the right, at the expense of the indemnifying party, to undertake the defense of such claim or liability (with counsel selected by the indemnified party). If the third party claim or liability is one that by its nature cannot be defended solely by the indemnifying party, then the indemnified party shall make available such information and assistance as the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense at the expense of the indemnifying party. Neither the indemnifying party nor the indemnified party shall settle any third party claim without the consent of the other (which consent shall not be unreasonably withheld.)

         9.4 Guarantee of Thimlar, Hughes, and Dickson. Thimlar, Hughes, and Dickson hereby severally guarantee at and after the Closing Date prompt payment of any and all amounts which may become due and owing to Purchaser by Seller under and subject to the terms of Section 9. Any such amounts shall be payable by Thimlar, Hughes, and Dickson to Purchaser in the following proportions, respectively:

                        Thimlar  -        52%
                        Hughes   -        24%
                        Dickson  -        24%


                                   SECTION 10
                                  MISCELLANEOUS
                                  -------------

         10.1 Fees and Expenses. Each of the parties will bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement, including but not limited to fees for attorneys, accountants and other advisers.

         10.2 Governing Law. This Agreement and the Related Agreements and all disputes, whether equitable or legal in nature, that arise under this Agreement that relate in any way to the rights or duties of the parties hereto or thereto, shall be governed by the internal laws of the State of Indiana, without regard to the conflict or choice of laws provisions thereof.

         10.3 Notices. All notices and other communications which either party is required or desires to send to the other shall be in writing and shall be sent by messenger, facsimile, reputable overnight courier or registered or certified mail, postage prepaid, return receipt requested. Notices and other communications shall be deemed to have been given on the date of actual receipt. If a notice is sent by facsimile, a copy of the notice shall be sent by one of the other methods specified above. Notices shall be addressed as follows:

         (a)      To Seller and Thimlar:
                  ---------------------

                  c/o Andrew W. Thimlar
                  845 Williams Cove Drive
                  Indianapolis, IN  46260

                  with a copy to:
                  --------------

                  Kendall C. Crook, Esq.
                  Bose McKinney & Evans LLP
                  2700 First Indiana Plaza
                  135 North Pennsylvania Street
                  Indianapolis, IN  46204

         (b)      To Dickson:
                  ----------

                  568 Memory Lane
                  Carmel, IN 46032

         (c)      To Hughes:
                  ----------

                  3115 Albright Court
                  Indianapolis, IN 46268

         (d)      To Purchaser:
                  -------------

                  PDH, Inc.
                  6809 Corporate Drive
                  Indianapolis, IN  46278
                  Attention:  Doug May

                with a copy to:
                --------------

                Robert J. Milford, Esq.
                Drewry Simmons Pitts & Vornehm, LLP
                8888 Keystone Crossing, Suite 1200
                Indianapolis, IN  46240

or to such other person and/or address as shall be specified by either party in a notice given to the other pursuant to the provisions of this paragraph.

         10.4 Entire Agreement. This Agreement and the schedules and exhibits referred to herein are complete and reflect the entire agreement of the parties with respect to their subject matter and supersede all previous written or oral negotiations, commitments and writings. No promises, representations, understandings, warranties and agreements have been made by either of the parties except as referred to in this Agreement or in such schedules or exhibits or Related Agreements, and all inducements to the making of this Agreement relied upon by either party hereto have been expressed therein or herein or in such schedules or exhibits or Related Agreements.

          10.5 Assignabilitv; Binding Effect. This Agreement shall be assignable by Purchaser to a creditworthy corporation, partnership or entity, within its control group provided that such assignment shall not release Purchaser of its obligations hereunder prior to the assignment. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns. The rights, but not the obligations of Seller, may be assigned by Seller to any person or entity upon written notice to Purchaser.

         10.6 Captions and Gender. The captions in this Agreement are for convenience only and shall not affect the construction on or interpretation of any term or provision hereof. The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter pronoun, as the context may require.

         10.7 Execution in Counterparts. For the convenience of the parties and to facilitate execution, this Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.

         10.8 Amendments. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each party hereto, or in the case of a waiver, the party waiving compliance.

         10.9 Publicity and Disclosures. Except as may be required by law, regulations or other applicable rules, no press releases or public disclosure, either written or oral, of the transactions contemplated by this Agreement shall be made by a party to this Agreement without the written consent of Purchaser and Seller. Notwithstanding the foregoing, no press release or other public disclosure, advertisement, or promotional materials relating to the transactions described herein, or relating to the Purchaser and its affiliates or the business, shall refer in any way to Thimlar without his prior written consent except as required by law.

         10.10 Severability. In the event that any provision or any portion of any provision of this Agreement shall be held to be void or unenforceable, then the remaining provisions of this Agreement (and the remaining portion of any provision held to be void or unenforceable in part only) shall continue in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date set forth above.

                                  DICKSONHUGHES GROUP, LLC.



                                  By: /s/ Andrew W. Thimlar
                                      ----------------------------------------
                                      Andrew W. Thimlar, Manager


                                      /s/ Andrew W. Thimlar
                                      ----------------------------------------
                                      Andrew W. Thimlar, as to the applicable
                                      provisions of Sections 6 and 9.4.


                                      /s/ Allen E. Hughes
                                      ----------------------------------------
                                      Allen E. Hughes, as to the applicable
                                      provisions of Sections 6 and 9.4.


                                      /s/ S. David Dickson
                                      ----------------------------------------
                                      S. David Dickson, as to the applicable
                                      provisions of Sections 6 and 9.4.


                                      PDH, INC.



                                      By:  /s/ Carter Fortune
                                           -----------------------------------
                                           Carter Fortune, President